Filed by Exelon Corporation

Reg. No. 333-155278

Pursuant to Rule 425 under the

Securities Act of 1933, as amended

Subject Company: NRG Energy, Inc.

On December 2, 2008, Exelon began using the following presentation in discussions with investors:

Exelon + NRG: A Compelling Opportunity for Value Creation Investor Meetings December 2008

Forward-Looking Statements
This presentation includes forward-looking statements. These forward-looking statements include, for example, statements regarding benefits of the proposed merger, integration plans and expected synergies.  There are a number of risks and uncertainties that could cause actual results
to differ materially from the forward-looking statements made herein.   The factors that could
cause actual results to differ materially from these forward-looking statements include Exelon’s ability to achieve the synergies contemplated by the proposed transaction, Exelon’s ability to promptly and effectively integrate the businesses of NRG and Exelon, and the timing to consummate the proposed transaction and obtain required regulatory approvals as well as those discussed in (1) Exelon’s 2007 Annual Report on Form 10-K in (a) ITEM 1A. Risk Factors, (b) ITEM 7.
Management’s Discussion and Analysis of Financial Condition and Results of Operations and (c)
ITEM 8. Financial Statements and Supplementary Data: Note 19; (2) Exelon’s Third Quarter 2008
Quarterly Report on Form 10-Q in (a) Part II, Other Information, ITEM 1A. Risk Factors and (b) Part
I, Financial Information, ITEM 1. Financial Statements: Note 12; (3) Exelon’s preliminary prospectus/offer to exchange that is contained in the Registration Statement on Form S-4 (Reg.
No. 333-155278) that Exelon has filed with the SEC in connection with the offer; and (4) other factors discussed in Exelon’s filings with the SEC.  Readers are cautioned not to place undue reliance on these forward-looking statements, which apply only as of the date of this filing.  Exelon does not undertake any obligation to publicly release any revision to its forward-looking statements to reflect events or circumstances after the date of this filing, except as required by law.
Statements made in connection with the exchange offer are not subject to the safe harbor protections provided to forward-looking statements under the Private Securities Litigation Reform
Act of 1995.
All information in this presentation concerning NRG, including its business, operations, and financial results, was obtained from public sources.  While Exelon has no knowledge that any such information is inaccurate or incomplete, Exelon has not had the opportunity to verify any of that information.

Important Additional Information

This communication relates, in part, to the offer (the “Offer”) by Exelon Corporation (“Exelon”) through its direct wholly-owned subsidiary, Exelon Xchange Corporation (“Xchange”), to exchange each issued and outstanding share of common stock (the “NRG shares”) of NRG Energy, Inc. (“NRG”) for 0.485 of a share of Exelon common stock. This communication is for informational purposes only and does not constitute an offer to exchange, or a solicitation of an offer to exchange, NRG shares, nor is it a substitute for the
Exchange Offer Statement on Schedule TO or the Prospectus/Offer to Exchange included in the Registration Statement on Form S-4
(Reg. No. 333-155278) (including the Letter of Transmittal and related documents and as amended from time to time, the “Exchange
Offer Documents”) filed by Exelon and Xchange with the Securities and Exchange Commission (the “SEC”). The Offer is made only through the Exchange Offer Documents. Investors and security holders are urged to read these documents and other relevant materials as they become available, because they will contain important information.
Exelon and Xchange expect to file a proxy statement on Schedule 14A and other relevant documents  with the SEC in connection with the solicitation of proxies for the 2009 annual meeting of NRG stockholders (the “NRG Meeting Proxy Statement”). Exelon will also file a proxy statement on Schedule 14A and other relevant documents  with the SEC in connection with its solicitation of proxies for a meeting of Exelon shareholders (the “Exelon Meeting”) to be called in order to approve the issuance of shares of Exelon common stock pursuant to the Offer (the “Exelon Meeting Proxy Statement”). Investors and security holders are urged to read the
NRG Meeting Proxy Statement and Exelon Meeting Proxy Statement and other relevant materials as they become available, because they will contain important information.
Investors and security holders can obtain copies of the materials described above (and all other related documents filed with the
SEC) at no charge on the SEC’s website: www.sec.gov. Copies can also be obtained at no charge by directing a request for such materials to Innisfree M&A Incorporated, 501 Madison Avenue, 20th Floor, New York, New York 10022, toll free at 1-877-750-9501.
Investors and security holders may also read and copy any reports, statements and other information filed by Exelon, Xchange or
NRG with the SEC, at the SEC public reference room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-
0330 or visit the SEC’s website for further information on its public reference room.

Exelon, Xchange and the individuals nominated by Exelon for election to NRG’s Board of Directors will be participants in the solicitation of proxies from NRG stockholders for the 2009 annual meeting of NRG stockholders or any adjournment or postponement thereof. Exelon and Xchange will be participants in the solicitation of proxies from Exelon shareholders for the Exelon
Meeting or any adjournment or postponement thereof. In addition, certain directors and executive officers of Exelon may solicit proxies for the Exelon Meeting and the NRG meeting.  Information about Exelon and Exelon’s directors and executive officers is available in Exelon’s proxy statement, dated March 20, 2008, filed in connection with its 2008 annual meeting of shareholders.
Information about Xchange and Xchange’s directors and executive officers is available in Schedule II to the Prospectus/Offer to
Exchange.  Information about the interests of any other participants will be included in the NRG Meeting Proxy Statement or the
Exelon Meeting Proxy Statement, as applicable.

4 Agenda for Today’s Discussion 4 • Our Exchange Offer • Compelling Value for NRG Shareholders • Timeline • Why Tender Your Shares Appendix • Overview of Exelon Corporation

The Exchange Offer
•
On November 12   , Exelon launched an exchange offer
for all of the outstanding shares of NRG
•
Filed Form S-4 with the SEC
•
Fixed exchange ratio of 0.485 Exelon share for each NRG
common share
•
Represents a 37% premium to the October 17    NRG closing
price
•
Initial exchange offer period expires January 6, 2009

th
th

Financing Is Not an Obstacle
• Exelon believes it can secure committed financing for the
transaction at the appropriate time
• We believe a negotiated combination can be structured in a way to reduce refinancing requirements to $4B or less
• We believe that the contemplated structure would not trigger the change of control provision for NRG’s $4.7B of Senior Notes, and would substantially improve credit metrics for those bondholders
• Exelon’s relationships with many of NRG’s banks should facilitate arrangements for new credit facilities once current conflicts are eliminated
• We believe that the NRG direct lien program for power
marketing could be left in place
6
Reflecting our confidence that we can obtain secure
committed financing at the appropriate time, the transaction will not be subject to a financing condition

• Full and generous price – upfront premium of 37%
• Opportunity to participate in the future growth of the
largest and most diversified US power company, with a
substantially improved credit profile
• Requisite scope, scale and financial strength
• Stronger credit metrics and investment grade balance sheet
• Best-in-class nuclear and fossil operations
• Low-cost generator, operating in the most attractive markets
• Exelon 2020 principles will be adapted to the combined fleet
• Potential for substantial synergies
• Manageable regulatory hurdles to close
Compelling Value for NRG Shareholders

Pro Forma
Exelon

Combined company expected to
have requisite scope, scale and
financial strength to succeed in an
increasingly volatile energy market
Pro Forma Quick Stats
($s in millions)
Combined assets 1 $68,900
LTM EBITDA 2 $9,400
Market cap (as of 11/24/2008)
$39,800
Enterprise value 3 $60,500
Generating capacity 4 ~51,000 MWs
Combination Will Result in Scope, Scale and
Financial Strength
Enterprise
Value
Market Cap
$0
$30
$50
$60
$40
$20
$70
$10
Southern Dominion
Duke
FPL First
Energy
Entergy
1. Reflects total assets (under GAAP) with no adjustments. Based upon 9/30/08 Form 10-Q.
2. Reflects Last Twelve Months EBITDA (Earnings before Income Taxes, Depreciation and Amortization) as of 9/30/08 with no adjustments.
3. Calculation of Enterprise Value = Market Capitalization (as of 11/24/08) + Total Debt (as of 9/30/08) + Preferred Securities (as of
9/30/08) + Minority Interest (as of 9/30/08) – Cash & Cash Equivalents (as of 9/30/08).  Debt, Preferred Securities, Minority Interest and
Cash & Cash Equivalents based upon 9/30/08 Form 10-Q.
4. Includes owned and contracted capacity after giving effect to planned divestitures after regulatory approvals.

Strong Balance Sheet and Credit Metrics
• NRG shareholders and bondholders expected to benefit from an investment grade balance sheet
• Targeting strong credit metrics for the combined entity— 25 - 30%
FFO/debt
• Pay down debt plan expected to include: NRG balance sheet cash, asset sale proceeds, free cash flow
1. Ratios exclude securitized debt.
2. Senior unsecured credit rating and FFO/Debt as of 10/31/08. Reflects S&P updated guidelines, which include imputed debt and interest related to purchase power agreements, unfunded pension and other postretirement benefits obligations, capital adequacy for energy trading, operating lease obligations and other off-balance sheet data.
3. From Standard & Poor’s 8/28/08 CreditStats: Independent Power Producers & Energy Traders – U.S.
9
Exelon
NRG
Today 2011
Credit Rating: BBB
FFO / Debt: 25-30%
Combined
Entity Targets
Credit Rating: BBB-
FFO / Debt: 26%
Credit Rating: B+
FFO / Debt: 18%
3
1
2

World Class Nuclear & Fossil Operations

NRG:
High performing nuclear plant
• Top quartile capacity factor: 94.9%
• Large, well-maintained, relatively young units
Fossil fleet
• Half of >500 MW coal units are top quartile
capacity factor
• 90% of coal fleet lower-cost PRB and lignite
Combined Company:
• Largest U.S. power company in terms of generating
capacity: ~51,000 MW fleet (18,000 MW nuclear)
• Best-in-class nuclear and fossil operations
• Second lowest carbon emitting intensity in the industry
• Geographic and fuel diversification with an improved
dispatch profile
Exelon:
Premier U.S. nuclear fleet
• Best fleet capacity factor: ~ 94%
• Lowest fleet production costs: ~ $15 / MWh
• Shortest fleet average refueling outage duration:
24 days
• Strong reputation for performance and safety

Operating in Most Attractive Markets
•
Geographically complementary asset base
•
Predominantly located in competitive markets
•
Strong presence in PJM (Mid-Atlantic and Midwest) and ERCOT
6,280 Contracted*
51,403
2,085 CAL ISO
13,027 ERCOT
By RTO Combined
PJM 22,812
MISO 1,065
ISO NE 2,174
NYISO 3,960
SERC 2,405
WECC 45
Total 53,853
By Fuel Type Combined
Nuclear 18,144
Coal 8,986
Gas/Oil 18,801
Other 1,642
Contracted 6,280
*Contracted in various RTOs, mainly in PJM and ERCOT
1. Excludes international assets.  Before any divestitures.
Exelon
NRG
1
1

<1%
<1%
Exelon
~150,000 GWh
2009 Historical Forward Coal Prices
Combined Entity Will Continue to Benefit
from Low Cost, Low Volatility Fuel Sources
Powder River Basin and lignite coal supply (90%
of NRG’s coal) provides low-sulfur at a relatively
stable price as compared to northern and
central Appalachian coal mines.
0.00
1.00
2.00
3.00
4.00
5.00
6.00
Powder River Basin
Northern Appalachian
Central Appalachian
Production Costs
0
2
4
6
8
10
12
2000 2001 2002 2003 2004 2005 2006 2007
Nuclear
Gas
Coal
Petroleum
Combined fleet will continue to be
predominantly low-cost fuel.
1. Based on 2007 data, does not include ~38,000
GWh of Exelon Purchased Power.
Q1 2007 Q2 2007 Q3 2007 Q4 2007 Q1 2008 Q2 2008 Q3 2008
cents/Kwh
$/mmbtu
12
Nuclear
PRB & Lignite Coal
Other Coal
Gas/Oil
Hydro/Other
1% 3% 6%
Other
Coal
Pro Forma
Exelon
~198,000 GWh
1
1

• Texas offers nuclear growth platform
• Potential for stretch power uprate (5-7%) on South
Texas Project units 1 and 2
• Construction & Operating License and Loan
Guarantee applications filed for both STP 3 and 4 and
Victoria County
• Exelon has the financial strength and discipline to
investigate these opportunities
• Strong balance sheet and credit metrics
• Demonstrated track record of financial rigor
• Nuclear depth and expertise
• Options to build remain under evaluation; no commitment
has yet been made

Nuclear Growth Opportunities

0
50
100
150
50 100 150 200 250
2006 Electricity Generated (GWh, in thousands)
NRG
TVA
AEP
Duke
FPL
Southern
Exelon + NRG
Entergy
Exelon
Dominion
Progress
FirstEnergy
Bubble size represents carbon
intensity, expressed in terms of metric
tons of CO2 per MWh generated
SOURCE: EIA and EPA data as compiled by NRDC
Exelon 2020 principles will be adapted to the combined fleet
CO2 Emissions of Largest US Electricity Generators
2006 CO2 Emissions
from Electricity
Generation
(in million metric tons)
Largest Fleet, 2
nd
Lowest Carbon Intensity
Top Generators by CO2 Intensity
10
9
8
7
6
5
4
3
2
1
AEP
NRG
Southern
Duke
FirstEnergy
TVA
Progress
Dominion
FPL
Exelon + NRG
Entergy
Exelon
0.83
0.80
0.74
0.66
0.64
0.64
0.57
0.50
0.35
0.31
0.26
0.07

Exelon 2020 and NRG
Offer more low carbon
electricity in the
marketplace
Reduce emissions from
coal/oil fired generation
Help our customers
and the communities
we serve reduce their
GHG emissions
Reduce or offset our
footprint by greening
our operations
Adapt Elements of
Exelon 2020 to NRG
Expand the 2020 Plan
•
Expand internal energy efficiency, SF6,
vehicle, and supply chain initiatives to NRG
portfolio
•
Offset a portion of NRG’s GHG emissions
•
Expand energy efficiency program offerings
•
Add capacity to existing nuclear units
through uprates
•
Add new renewable generation
•
Add new gas-fired capacity
•
Continue to explore new nuclear
•
Address older/higher emitting coal
and oil units
•
Invest in clean coal technology R&D
15
Taking the next step in Exelon’s
commitment to address climate change
Options to Evaluate:

Combination Expected to Create
Substantial Synergies
Exelon
Operations & Maintenance: $4,289
1
NRG
Maintenance & Other Opex: $950
General & Admin Expenses: $309
Other COGS: $454
Pro Forma
Combined Non-fuel Expenses: $6,002
Estimated Annual Cost Savings: $180 - $300
2
% of Combined Expenses: 3%-5%
Costs to Achieve $100
NPV of Synergies: $1,500-$3,000
16
($ in Millions)
Transaction expected to
create $1.5 – $3 billion of
value through synergies –
with opportunity for more
Reflects no revenue or fuel cost synergies.  Excludes transaction and other costs of $654 million and excludes increased interest expense related to refinancing of NRG debt.
1.  Company 10-K for 2007 and investor presentations.
2.  Based on a preliminary analysis of publicly available information.  Subject to due diligence investigation.
1

Clear Value under Multiple Scenarios
Value
Gas Prices
New Build Costs
Carbon Year/Price
Recession
$0
$6.50
$1,300
Moderate
2014/$22
$7.30
$1,100
Moderate
2020/$22
$7.10
$1,100
Severe
2014/$22
$7.30
$1,500
Moderate
2012/$12
$8.60
$1,500
Moderate
17
We look at fundamental value creation
under a wide range of future commodity
price scenarios and our analysis suggests
$1-3 billion, possibly more.
Coal Prices $11.00 $20.00 $20.00 $20.00 $11.00
Gas price is long-term price in 2008 $/MMBtu; coal price is long-term price in 2008 $/ton for PRB8800 excluding transportation; new build cost is long-term combined cycle cost in PJM in 2008 overnight $/kW; carbon year is year in which national cap and trade starts; carbon price is in 2012 $/tonne assuming 7% escalation; moderate recession assumes conditions consistent with current forward prices; and severe recession assumes five years of no load growth.

Principal Regulatory Approvals and Expected
Divestitures
• Principal regulatory approvals:
• Texas, New York, Pennsylvania, California state regulatory commissions and various state siting commissions
• Hart-Scott-Rodino (DOJ/FTC)
• FERC
• NRC
• Notice filing in Illinois
• Limited market power issues – not expected to challenge
transaction closing
• Divestitures anticipated only in PJM and ERCOT
• ~3,200 MWs of high heat rate gas and baseload coal plants   and
~1,200 MWs under contract
• Model assumes $1 billion of proceeds from divestitures (after-tax)
1. Plants subject to divestiture are de minimus contributors to revenue and earnings.
Regulatory hurdles are manageable

1

Transaction Timeline
* Notice filing only
10/19:
Announce Offer
11/12:
Exchange Offer
Filed
1/6: Initial
Exchange Offer
Expires
Proxy Solicitation
NRG and Exelon
Shareholder
Meetings
Make Filings and Work to Secure Regulatory Approvals
(FERC, NRC, DOJ/FTC, PUCT, NYPSC, PAPUC, CPUC, ICC*)
Receive Regulatory
Approvals
Expected
Transaction Close
Q4 2008
Q1 2009
Q2 2009 Q3 2009 Q4 2009

Exelon More Than Meets the “Five
Imperatives” Outlined by NRG on May 28, 2008
1.
2.
3.
4.
5.
NRG’s Stated Imperatives
MUST accumulate generation at competitive cost
This transaction accomplishes in one step what several transactions might have accomplished for NRG in these regards.  Given the current difficulty in accessing capital markets, it is unclear whether
NRG would have the ability to meet this objective without Exelon.
Exelon provides NRG stakeholders with broad trading expertise and sound power marketing and risk management practices.  Exelon’s significant experience in markets with locational prices is
particularly relevant since ERCOT is moving to a PJM-type structure.
Exelon’s breadth of operations and depth of service allows
significant access to customers, retail providers, and other sales channels.
NRG stakeholders become part of the most diversified and
competitive generation portfolio operating in 12 different states and 6 different regional transmission organizations.
Deal expected to provide NRG stakeholders with significant value and upside and a share of the largest unregulated generation fleet in the United States.
MUST be geographically diversified in multiple markets
MUST develop and expand our route to market through
contracting with retail load providers, trading, direct sales, etc
MUST have sophisticated ability to trade, procure, hedge, and originate for electricity and input fuels
MUST develop depth and breadth in key markets, particularly
across fuel types, transmission constraints and merit order
Exelon Combination More
than Meets These Imperatives

Why Tender Your NRG Shares?

• Tendering your NRG shares prior to the January 6
th
expiration will provide a strong signal of your support
for a negotiated deal
• Exelon believes its proposal represents the best
immediate and long-term value for your investment,
providing:
• Increased scale and generation efficiency
• Enhanced ability to pursue capital-intensive projects
• Stronger credit metrics and an investment grade balance sheet
• Greater liquidity and stock appreciation potential
• Ability and intention to pay quarterly dividends on common stock

Appendix 22

’07 Earnings: $2,331M
’07 EPS: $3.45
Total Debt
(1)
: $2.5B
Credit Rating
(2)
: BBB
Nuclear, Fossil, Hydro & Renewable Generation
Power Marketing
‘07 Operating Earnings: $2.9B
‘07 EPS: $4.32
Assets
(1)
:                         $45.2B
Total Debt
(1)
: $13.0B
Credit Rating
(2)
:                                  BBB-
Note: All ’07 income numbers represent adjusted (Non-GAAP) Operating Earnings and EPS. Refer to attached slides for reconciliation of adjusted (non-GAAP) operating EPS to GAAP EPS.
1. As of 9/30/08.
2. Standard & Poor’s senior unsecured debt ratings for Exelon and Generation and senior secured debt ratings for ComEd and PECO as of
11/24/08.
Pennsylvania
Utility
Illinois
Utility
’07 Earnings: $200M $507M
’07 EPS: $0.30 $0.75
Total Debt
(1)
: $5.1B $3.5B
Credit Ratings
(2)
: BBB+ A-
The Exelon Companies
23
Exelon Corporation
Exelon Generation
ComEd PECO

$0
$1,000
$2,000
$3,000
$4,000
$5,000
$6,000
2001 2002 2003 2004 2005 2006 2007 2008E 2009E
$0.00
$0.50
$1.00
$1.50
$2.00
$2.50
Cash flow from operations Annual cash dividend / share
Stable Cash Flows and
Commitment to Value Return
Exelon produces strong and consistent cash flows and continues to honor its commitment to return value to shareholders
• Strong and consistent
cash flows from
operations
(1)
• Over 12% compound
annual dividend
growth rate since 2001
Sustainable Value
24
1. Cash Flows from Operations primarily include net cash flows provided by operating activities, excluding counterparty collateral activity, and including net cash flows used in investing activities other than capital expenditures.  Cash Flows from Operations in 2005 reflect discretionary aggregate pension contributions of $2 billion.

• Large, low-cost, low-emissions,
exceptionally well-run nuclear fleet
• Complementary and flexible fossil and
hydro fleet
• Improving power market fundamentals
(commodity prices, heat rates, and capacity
values)
• End of below-market contract in
Pennsylvania beginning 2011
• Potential carbon restrictions
Value Proposition
• Continue to focus on operating excellence,
cost management, and market discipline
• Execute on power and fuel hedging programs
• Support competitive markets
• Pursue nuclear & hydro plant relicensing and
strategic investment in material condition
• Maintain industry-leading talent
Protect Value
• Pursue potential for nuclear plant uprates and
investigate potential for more
• Rigorously evaluate generation development
opportunities, including new nuclear and
combined cycle gas turbine
• Capture increased value of low-carbon
generation portfolio
Grow Value
25
Exelon Generation
Exelon Generation is the premier unregulated generation company –
positioned to capture market opportunities and manage risk

1   Quartile
2    Quartile 3   Quartile 4   Quartile
2006-2007 Average Production Cost for
Major Nuclear Operators
(1)
Average
Among major nuclear plant fleet operators, Exelon is consistently the lowest-cost producer of electricity in the nation
Lowest Cost Nuclear Fleet Operator
1. Source: 2007 Electric Utility Cost Group (EUCG) survey. Includes Fuel Cost plus Direct O&M divided by net generation.
26
st
nd rd
th

80
85
90
95
100
Operator (# of Reactors)
Range 5-Year Average
Note: Exelon data prior to 2000 represent ComEd-only nuclear fleet.
Sources: Platt’s, Nuclear News, Nuclear Energy Institute and Energy Information Administration (Department of Energy).
Sustained production excellence
World-Class Nuclear Operator
Average Capacity Factor
Range of Fleet 2-Yr Avg Capacity Factor (2003-2007)
EXC 93.5%
27
40%
50%
60%
70%
80%
90%
100%
Exelon Industry

(18) - - - (18) Nuclear decommissioning obligation reduction
(11) - - - (11) Sale of ExGen’s investments in TEG and TEP
72 - - - 72 Georgia Power tolling agreement
(130) - - - (130) Termination of Stateline PPA
(5) - - - (5) Settlement of a tax matter at Generation related to Sithe
$(115)
(63)
-
-
(87)
-
$35
Other
$2,923
(29)
14
280
(87)
101
$2,736
Exelon
$507
-
-
-
-
-
$507
PECO
$200
-
14
24
-
(3)
$165
ComEd ExGen (in millions)
- City of Chicago settlement
256 2007 Illinois electric rate settlement
$2,331 2007 Adjusted (non-GAAP) Operating Earnings / (Loss)
34 Non-cash deferred tax items
- Investments in synthetic fuel-producing facilities
104
Mark-to-market adjustments from economic hedging
activities
$2,029 2007 GAAP Reported Earnings
Note: Amounts may not add due to rounding.
GAAP Earnings Reconciliation
Year Ended December 31, 2007
28

1. Amounts shown per Exelon share and represent contributions to Exelon's EPS.
(0.01) - - - (0.01) Settlement of a tax matter at Generation related to Sithe
(0.04) (0.08) - - 0.04 Non-cash deferred tax items
(0.14) (0.14) - - - Investments in synthetic fuel-producing facilities
0.41 - - 0.03 0.38 2007 Illinois electric rate settlement
(0.19) - - - (0.19) Termination of State Line PPA
0.11 - - - 0.11 Georgia Power tolling agreement
Exelon Other
(1)
PECO
(1)
ComEd
(1)
ExGen
(1)
$4.32 $(0.18) $0.75 $0.30 $3.45 2007 Adjusted (non-GAAP) Operating Earnings (Loss) Per Share
(0.01) - - - (0.01) Sale of Generation's investments in TEG and TEP
0.02 - - 0.02 - City of Chicago settlement
(0.03) - - - (0.03) Nuclear decommissioning obligation reduction
0.15 - - - 0.15 Mark-to-market adjustments from economic hedging activities
$4.05 $0.04 $0.75 $0.25 $3.01 2007 GAAP Earnings Per Share
GAAP EPS Reconciliation
Year Ended December 31, 2007
29